SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

iStar Financial Inc.
(Name of Issuer)

8.000% Series D Cumulative Redeemable Preferred Stock
(Title of Class of Securities)

45031U408
(CUSIP Number)

March 5, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 17 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45031U408	13G	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 35,249
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 35,249
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,249
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45031U408	13G	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Partners General Partner, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 35,249
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 35,249
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,249
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%
12	TYPE OF REPORTING PERSON** OO

CUSIP No. 45031U408	13G	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Partners Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 49,771
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 49,771
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,771
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12	TYPE OF REPORTING PERSON** PN

CUSIP No. 45031U408	13G	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Partners Offshore General Partner, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 49,771
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 49,771
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,771
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12	TYPE OF REPORTING PERSON** OO

CUSIP No. 45031U408	13G	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Special Credit Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 188,928
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 188,928
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,928
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON** PN

CUSIP No. 45031U408	13G	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Special Credit Partners General Partner, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 188,928
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 188,928
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,928
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON** OO

CUSIP No. 45031U408	13G	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark T. Gallogly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 273,948
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 273,948
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,948
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12	TYPE OF REPORTING PERSON** IN

CUSIP No. 45031U408	13G	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Aronson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 273,948
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 273,948
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,948
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12	TYPE OF REPORTING PERSON** IN

CUSIP No. 45031U408	13G	Page 10 of 17 Pages

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is iStar Financial Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 1114 Avenue of Americas, 39th Floor, New York, NY 10036.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Centerbridge Credit Partners, L.P., a Delaware limited partnership ("CCP"), with respect to the Preferred Stock (as defined in Item 2(d) below) beneficially owned by it;
(ii)	Centerbridge Credit Partners General Partner, L.L.C., a Delaware limited liability company ("CCPGP"), as general partner of CCP, with respect to the Preferred Stock beneficially owned by CCP;
(iii)	Centerbridge Credit Partners Master, L.P., a Cayman Islands limited partnership ("CCPM"), with respect to the Preferred Stock beneficially owned by it;
(iv)
Centerbridge Credit Partners Offshore General Partner, L.L.C., a Delaware limited liability company ("CCPOGP"), as general partner of CCPM, with respect to the Preferred Stock beneficially owned by CCPM;

(v)	Centerbridge Special Credit Partners, L.P., a Delaware limited partnership ("CSCP"), with respect to the Preferred Stock beneficially owned by it;
(vi)
Centerbridge Special Credit Partners General Partner, L.L.C., a Delaware limited liability company ("CSCPGP"), as general partner of CSCP, with respect to the Preferred Stock beneficially owned by CSCP;

(vii)	Mark T. Gallogly ("Mr. Gallogly"), as a managing member of CSCPGP, CCPOGP and CCPGP, with respect to the Preferred Stock beneficially owned by CCPGP, CCPOGP, CSCPGP, CCP, CCPM, and CSCP; and
(viii)	Jeffrey Aronson ("Mr. Aronson"), as a managing member of CSCPGP, CCPOGP and CCPGP, with respect to the Preferred Stock beneficially owned by CCPGP, CCPOGP, CSCPGP, CCP, CCPM, and CSCP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 375 Park Avenue, 12th Floor, New York, NY 10152.

Item 2(c).	CITIZENSHIP:

CCP and CSCP are limited partnerships organized under the laws of the State of Delaware.  CCPM is a limited partnership organized under the laws of the Cayman Islands.  CCPGP, CCPOGP, and CSCPGP are limited liability companies organized under the laws of the State of Delaware.  Messrs. Gallogly and Aronson are citizens of the United States.

CUSIP No. 45031U408	13G	Page 11 of 17 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES:

8.000% Series D Cumulative Redeemable Preferred Stock (the "Preferred Stock")

Item 2(e).	CUSIP NUMBER:

45031U408

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

CUSIP No. 45031U408	13G	Page 12 of 17 Pages

Item 4.	OWNERSHIP.

This Schedule 13G reports beneficial ownership of shares of Preferred Stock beneficially owned by the Reporting Persons as of the date hereof.

A.	Centerbridge Credit Partners, L.P., and Centerbridge Credit Partners General Partner, L.L.C.
	(a)	Amount beneficially owned: 35,249
(b)
Percent of class: 0.9%.  The percentages used herein and in the rest of Item 4 are calculated based upon the 4,000,000 shares of Preferred Stock issued and outstanding on September 30, 2010 as reflected in the Form 10-Q of the Company for the quarterly period ended September 30, 2010, filed on November 8, 2010.

	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 35,249
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 35,249
CCP has the power to dispose of and the power to vote the shares of Preferred Stock beneficially owned by it, which powers may also be exercised by its general partner, CCPGP.

B.	Centerbridge Credit Partners Master, L.P., and Centerbridge Credit Partners Offshore General Partner, L.L.C.
	(a)	Amount beneficially owned: 49,771
	(b)	Percent of class: 1.2%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 49,771
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 49,771
CCPM has the power to dispose of and the power to vote the shares of Preferred Stock beneficially owned by it, which powers may also be exercised by its general partner, CCPOGP.

C.	Centerbridge Special Credit Partners, L.P., and Centerbridge Special Credit Partners General Partner, L.L.C.
	(a)	Amount beneficially owned: 188,928
	(b)	Percent of class: 4.7%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 188,928
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 188,928
CSCP has the power to dispose of and the power to vote the shares of Preferred Stock beneficially owned by it, which powers may also be exercised by its general partner, CSCPGP.

CUSIP No. 45031U408	13G	Page 13 of 17 Pages

D.	Mark T. Gallogly and Jeffrey Aronson
	(a)	Amount beneficially owned: 273,948
	(b)	Percent of class: 6.8%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 273,948
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 273,948

Messrs. Gallogly and Aronson, as managing members of CCPGP, CCPOGP, and CSCPGP, share power to vote the Preferred Stock beneficially owned by CCPGP, CCPOGP, CSCPGP, CCP, CCPM, and CSCP.  Neither Mr. Gallogly nor Mr. Aronson directly owns any of the shares of Preferred Stock.  By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Preferred Stock beneficially owned by CCPGP, CCPOGP, CSCPGP, CCP, CCPM and CSCP.  However, none of the foregoing should be construed in and of itself as an admission by Messrs Gallogly or Aronson or by any Reporting Person as to beneficial ownership of shares of Preferred Stock owned by another Reporting Person.  In addition, each of Mr. Gallogly and Mr. Aronson expressly disclaims beneficial ownership of shares of Preferred Stock owned by any of CCPGP, CCPOGP, CSCPGP, CCP, CCPM, or CSCP.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 14, 2011

CUSIP No. 45031U408	13G	Page 14 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2011

CENTERBRIDGE CREDIT PARTNERS, L.P.

By: Centerbridge Credit Partners
General Partner, L.L.C.,
it's general partner

/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS
GENERAL PARTNER, L.L.C.

/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS
MASTER, L.P.

By: Centerbridge Credit Partners
Offshore General Partner, L.L.C.,
its general partner

/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS
OFFSHORE GENERAL PARTNER, L.L.C.

/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

CUSIP No. 45031U408	13G	Page 15 of 17 Pages

CENTERBRIDGE SPECIAL CREDIT PARTNERS, L.P
.

By: Centerbridge Special Credit Partners
General Partner, L.L.C.,
its general partner

/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS
GENERAL PARTNER, L.L.C.

/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

MARK T. GALLOGLY

/s/ Mark T. Gallogly

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson

CUSIP No. 45031U408	13G	Page 16 of 17 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Preferred Stock of iStar Financial Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 14, 2011

CENTERBRIDGE CREDIT PARTNERS, L.P.		CENTERBRIDGE CREDIT PARTNERS
GENERAL PARTNER, L.L.C.
By: Centerbridge Credit Partners
General Partner, L.L.C., its general partner		/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
By:	/s/ Jeffrey H. Aronson	Title: Authorized Signatory
Name: Jeffrey H. Aronson
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS		CENTERBRIDGE CREDIT PARTNERS
MASTER, L.P.		OFFSHORE GENERAL PARTNER, L.L.C.

By: Centerbridge Credit Partners Offshore		/s/ Jeffrey H. Aronson
General Partner, L.L.C., its general partner		Name: Jeffrey H. Aronson
Title: Authorized Signatory
By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT		CENTERBRIDGE SPECIAL CREDIT
PARTNERS, L.P.		PARTNERS GENERAL PARTNER, L.L.C.

By: Centerbridge Special Credit Partners		/s/ Jeffrey H. Aronson
General Partner, L.L.C., its general partner		Name: Jeffrey H. Aronson
Title: Authorized Signatory
By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Authorized Signatory

CUSIP No. 45031U408	13G	Page 17 of 17 Pages

MARK T. GALLOGLY	JEFFREY H. ARONSON

/s/ Mark T. Gallogly	/s/ Jeffrey H. Aronson
Mark T. Gallogly	Jeffrey H. Aronson